Exhibit 99.1

Mobilicom’s Product Suite Selected for Deployment in Autonomous & Remote-Controlled EV Platforms for Homeland Security & Defence

SHOHAM, Israel, May 22, 2023 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company) (Nasdaq: MOB, MOBBW, ASX: MOB), a provider of cybersecurity and robust solutions for drones and robotics, today announced it has received a purchase order for its end-to-end product solution from a leading global provider of autonomous and remote-controlled armor technology.

Based on a previous design win, Mobilicom’s Mobile Ground Control Station 10” Pro, MCU Mesh Networking, and SkyHopper Datalinks will be installed into autonomous and remote-controlled electric vehicles (EVs) sold to customers in the homeland security and defense markets.

Mobilicom’s MCU Mesh Networking technology suite enables the remote-controlled operation of the ruggedized EV and sends and receives video, location, telemetry, and control information. The Mobile Ground Control Station Pro 10’’ is the console used by the operator to remotely drive, operate and monitor the vehicle, while the SkyHopper Datalinks provide backup communications to maintain safety at all times. Redundant safety links provide the ability to halt the operation in case of an emergency.

“This purchase order marks the first in a line of expected orders for initial delivery to customers by our design-win partner, an armor and autonomous vehicle provider,” said Mobilicom CEO and Founder Oren Elkayam. “By integrating multiple products into a turn-key bundle that is ready for deployment, we are achieving design wins, and purchase orders, and Mobilicom is building a platform for wider commercial-scale shipments.”

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and robust solutions for drones and robotics focussing primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialised products used in a variety of applications.

Mobilicom is growing a global customer base with sales to high profile customers including corporates, governments and military. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions.

Mobilicom’s large solution portfolio is being deployed worldwide, and the Company derives revenue from hardware, software sales & licensing fees and professional support services.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com